Exhibit 10(k)

EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT is made effective as of September 17, 2003 between DPL INC., an Ohio corporation (the “Company”), and W. STEVEN WOLFF (the “Employee”), under the following circumstances:

A. The Company is a holding company which is headquartered in Dayton, Ohio. The principal subsidiary of the Company is The Dayton Power and Light Company (“DP&L”).

B. The Employee has been employed by the Company and/or one of its subsidiaries for a period of time and the Employee currently serves as President, DPL Power Production.

C. The Company and the Employee desire to set forth in this Agreement the terms and conditions of the Employee’s continued employment by the Company and/or one of its subsidiaries.

NOW, THEREFORE, it is agree as follows:

          Section 1.  Employment and Duties.  During the Term (as hereinafter defined), the Employee shall be employed as an executive employee of the Company (and/or one or more of its subsidiaries) to perform such executive and managerial duties as may be assigned to the Employee by the Company (or any of its subsidiaries) from time to time.  The Employee hereby accepts such employment.  During the Term, the Employee shall report to such officer(s) of the Company (or of its subsidiaries) as the Company may designate from time to time.  During the Term, the Employee shall devote his/her entire business time and attention to the performance of his/her duties hereunder and shall use his/her best efforts to perform such duties faithfully and efficiently.

          Section 2.  Term.  The term of this Agreement (the “Term”) shall commence as of the date hereof and shall continue thereafter until terminated in accordance with Section 7.

          Section 3.  Compensation.  As compensation for his/her services under Section 1, the Employee shall receive the following:

                    (a)          Base Salary.  The Employee shall receive a base salary at the annual rate of $250,000 or such greater amount as the Company or the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) may determine from time to time in its sole discretion (the “Base Salary”), to be paid in installments in accordance with the Company’s customary payroll practices.

                    (b)          Incentive Compensation.  During the Term, the Employee shall be entitled to participate in such short-term and long-term bonus, incentive compensation, deferred compensation and similar plans and programs of the Company (and its subsidiaries) as the Company or the Compensation Committee may determine from time to time in its sole discretion; and any such participation shall be in accordance with, and subject to, the terms and conditions of any such plan or program in effect from time to time.

                    (c)          Fringe Benefits.  During the Term, the Employee shall be entitled to receive such fringe benefits as are generally made available to other employees of the Company (and its subsidiaries) in accordance with the plans, practices, programs and policies of the Company (and its subsidiaries). In addition, the Employee shall be entitled to the Executive Medical Plan #843-003, the annual physical program, and financial planning services (in effect from time to time).

          Section 4.  Vacations.  During the Term, the Employee shall be entitled to paid vacation time in accordance with the customary vacation time policies of the Company (and its subsidiaries) in effect from time to time.

          Section 5.  Expenses.  The Company (and its subsidiaries) shall reimburse the Employee for all reasonable out-of-pocket expenses properly incurred by the Employee in connection with the performance of the Employee’s duties hereunder in accordance with the policies established from time to time by the Company (and its subsidiaries).

          Section 6.  Withholdings.  The Company (and its subsidiaries) may withhold from any amounts payable to the Employee hereunder such federal, state or local taxes or other amounts as the Company (or its subsidiaries) shall be required to withhold pursuant to applicable law.

          Section 7.  Termination.     (a) This Agreement, and the Employee’s employment hereunder, may be terminated at any time, with or without cause, (i) by the Company upon at least 30 days’ prior written notice to the Employee or (ii) by the Employee upon at least 180 days’ prior written notice to the Company; provided, however, that this Agreement, and the Employee’s employment hereunder, may be terminated by the Company for Cause without prior written notice.

                    (b)     In addition, this Agreement, and the Employee’s employment hereunder, shall automatically terminate upon the Employee’s death or Disability.

                    (c)     Upon the termination of this Agreement for any reason, this Agreement shall forthwith be of no further force or effect (except that the provisions of Sections 7(d), 8 (to the extent that the Employee’s employment has been terminated by the Company without Cause and the Employee is not entitled to severance benefits under the Letter Agreement, 9, 10 and 13 shall continue in full force and effect) and there shall be no further liability on the part of either party, other than based upon:  (i) its obligations under this Agreement arising prior to such termination or (ii) the obligations of such party contained in Sections 7(d), 8 (to the extent applicable), 9 or 10 or under the Letter Agreement.

                    (d)     During the period commencing on the date the Employee’s employment hereunder terminates (the “Termination Date”) and ending on the first anniversary of the Termination Date, the Employee shall cooperate with the Company (and its subsidiaries) in matters relating to the termination of the Employee’s employment hereunder and shall provide such assistance (including such assistance as may be necessary or desirable to facilitate a smooth and orderly transition of the Employee’s duties and responsibilities) as the Company (or any of its subsidiaries) may reasonably request from time to time.  Such assistance shall be provided by the Employee at such times and places as may be mutually convenient to the Employee and the Company (or its subsidiaries), recognizing that the Employee may be seeking new employment, or may have commenced new employment, during such period.  The Company shall reimburse the Employee, in accordance with the Company’s customary policies, for all reasonable costs and expenses reasonably incurred by the Employee in connection with providing such assistance to the Company (or its subsidiaries).

                    (e)     Upon termination of this Agreement for any reason, the Employee shall return to the Company on or prior to the Termination Date all property of the Company or any of its Affiliates in the Employee’s possession or control (including, without limitation, all correspondence, manuals, notes, notebooks, reports, financial and other business records and information, computer records and software, business or strategic plans, financial projections, computer access codes and tangible property).  Without limiting the generality of the foregoing, the Employee shall deliver to the Company on or prior to the Termination Date all documents or other material (whether in written or electronic form) in the Employee’s possession or control containing, reflecting or constituting any Confidential Information and the Employee shall not retain any copies thereof.

                    (f)     Other than the amount of the Employee’s regular Base Salary which is accrued and unpaid as of the Terminate Date, any bonus or incentive compensation earned and unpaid as of the Termination Date, any amounts which may be payable to the Employee under Section 8 or the Letter Agreement and any amounts credited to the Employee’s account under any employee benefit plan established or maintained by the Company or any of its Affiliates, the Employee shall not be entitled to collect or claim any other amounts from the Company or any of its Affiliates in connection with the Employee’s employment hereunder or the termination of such employment.

          Section 8.  Severance Payments.  In the event the Company terminates the Employee’s employment without Cause and the Employee is not entitled to receive severance benefits under the Letter Agreement in connection with such termination of such employment, the Company shall pay to the Employee an aggregate amount equal to the Employee’s annual Base Salary in effect as of the Termination Date, such aggregate amount to be paid in installments over the one-year period commencing on the Termination Date, in accordance with the Company’s customary payroll practices.  The obligations of the Company to make the severance payments to the Employee provided for in this Section 8 are expressly conditioned upon the execution and delivery by the Employee to the Company on the Termination Date of a release (in form and substance reasonably satisfactory to the Company) pursuant to which the Employee will fully and unconditionally release any claims which the Employee may have against the Company and its Affiliates (and their respective shareholders, owners, partners, officers, directors, members, managers, employees, agents, attorneys and representatives) and the Company shall have no obligation to make such severance payments to the Employee unless the Employee executes and delivers such release to the Company on the Termination Date.

          Section 9.  Confidentiality.     (a) Subject to Section 9(b), the Employee shall:  (i) at all times, keep and hold all Confidential Information in strict and complete confidence and (ii) shall not at any time, directly or indirectly, use for any purpose whatsoever, or disclose to any Person, any of the Confidential Information, except to the extent directly related to and required by the performance of the duties assigned to the Employee by the Company (or any of its subsidiaries) hereunder.  The Employee shall take all appropriate measures to safeguard any Confidential Information in his possession or control and to protect it against unauthorized disclosure, misuse, loss or theft.

                    (b)     If the Employee becomes (or is reasonably likely to become) legally compelled (pursuant to a subpoena, civil investigative demand, similar process, or otherwise), or otherwise is requested by any Governmental Authority having jurisdiction, to disclose any of the Confidential Information, the Employee shall promptly notify the Company of such fact so that the Company may either seek a protective order (or other appropriate remedy or assurances) or waive compliance with this Agreement, and the Employee shall consult with the Company (and its counsel) with respect to such disclosure and shall cooperate in all reasonable efforts by the Company or any of its Affiliates (and their counsel) to obtain a protective order (or other appropriate remedy or assurances).  In the event such protective order (or other remedy or assurances) is not obtained or the Company waives compliance with this Agreement, the Employee shall furnish only that portion of the Confidential Information which is legally required to be so furnished and use reasonable efforts to maintain and preserve the confidentiality of the Confidential Information so furnished.

                    (c)     In addition, the Employee shall (i) keep and hold the existence of this Agreement (and the terms and conditions hereof) in strict and complete confidence and (ii) not at any time, directly or indirectly, disclose the existence of this Agreement (or any of the terms or conditions hereof) to any Person; provided, however, that the Employee may disclose the existence of this Agreement (and the terms and conditions hereof) to the Employee’s attorney or as otherwise required by law or legal process, if the Employee instructs such attorney that the information so disclosed is confidential and shall not be disclosed to any other Person or, in the case of any disclosure required by law or legal process, the Employee shall immediately notify the Company prior to any such disclosure.

          Section 10.  Noncompetition.     (a) During the period commencing on the Termination Date and ending on the second anniversary of the Termination Date (the “Noncompetition Period”), the Employee shall not, without the prior written consent of the Company, either for the Employee’s own account or on behalf of or for the account of any other Person (whether as an agent, employee, officer, director, shareholder, investor, owner, member, manager, consultant, joint venturer, partner, trustee, contractor, representative or any other capacity) engage or participate in, directly or indirectly, any business or enterprise (i) which is engaged in Ohio, Indiana, Kentucky, Michigan and/or Pennsylvania in providing (as a public utility or otherwise) gas and/or electric power or services on a retail and/or wholesale basis or in providing energy marketing, aggregation and/or procurement services or (ii) which is engaged in any other business being conducted or proposed to be conducted by the Company or any of its Affiliates; provided, however, that nothing contained in this Section 10(a) shall prevent the Employee from purchasing and holding for investment less than 1% of the shares of any corporation the shares of which are regularly traded either on a national securities exchange or in the over-the-counter market.

                    (b)     During the Noncompetition Period, the Employee shall not, either for the Employee’s own account or on behalf of or for the account of any other Person, directly or indirectly:  (i) solicit or seek to hire any employee of the Company (or any of its Affiliates), or induce or attempt to induce any employee of the Company (or any of its Affiliates) to leave the employ of the Company (or any of its Affiliates) or in any way disrupt, impair, damage or interfere with the relationship between the Company (or any of its Affiliates) and any of its employees, (ii) solicit any customer of the Company (or any of its Affiliates) that has purchased goods or services from the Company (or any of its Affiliates) at any time during the 12 month period preceding the Termination Date or that the Company (or any of its Affiliates) is actively soliciting or has known plans to solicit, for the purpose of selling, marketing or distributing any product, pricing or service competitive with any product, pricing or service then offered by the Company (or any of its Affiliates) or which the Company (or any of its Affiliates) has known plans to offer or (iii) induce or attempt to induce any customer, supplier or other Person having a business relationship with the Company (or any of its Affiliates) to cease doing business with the Company (or any of its Affiliates) or in any way disrupt, impair, damage or interfere with the relationship between any such customer, supplier or other Person and the Company (or any of its Affiliates).

                    (c)     The Employee shall not, at any time, make any negative, derogatory, disparaging or pejorative statement, comment or other communication concerning the Company or any of its Affiliates.

                    (d)     During the Noncompetition Period, the Employee shall give written notice to the Company prior to commencement of employment with a new employer or otherwise undertaking any activity which could be in violation of Section 10(a).

          Section 11.  Review of Agreement.  The Employee hereby represents and warrants to the Company that:  (i) the Employee is fully able and competent to enter into this Agreement, (ii) the Employee has carefully reviewed and read this Agreement and fully understands this Agreement, (iii) the Employee has knowingly and voluntarily executed this Agreement with full knowledge and understanding of its contents, (iv) the Employee was advised to consult with an attorney, and has had an opportunity to consult with an attorney, prior to executing this Agreement and (v) the Employee has had adequate time to review and consider the subject matter of this Agreement.  Moreover, the Employee hereby represents and warrants to the Company that, in executing this Agreement, the Employee has not relied upon any representation or statement made by the Company or any of its Affiliates or any of their directors, officers, employees, agents or other representatives with respect to the subject matter, tax consequences or effect of this Agreement or otherwise.

          Section 12.  Certain Definitions.  In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the following meanings:

                    “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities or other ownership interests, contract or otherwise.

                    “Cause” means (i) commission of a felony, (ii) embezzlement, (iii) the illegal use of drugs or (iv) the failure by the Employee to substantially perform the Employee’s duties hereunder (other than any such failure resulting from the Employee’s physical or mental illness or other physical or mental incapacity) as reasonably determined by the Company.

                    “Confidential Information” means all confidential, nonpublic and/or proprietary information and all other information not generally known to the public (including, without limitation, any information which may constitute a “trade secret” within the meaning of Section 1333.61(d) of the Ohio Revised Code, any financial information, any research materials, any marketing plans and related information, any financial projections and any information with respect to business or strategic plans) of, or relating to, the Company or any of its Affiliates or a third Person with respect to which the Company or any of its Affiliates has an obligation of confidentiality or secrecy; provided, however, that the term “Confidential Information” shall not include any information which is in the public domain through no fault of the Employee.

                    “Disability” means the inability of the Employee to perform the duties required of the Employee hereunder on a full-time basis for a period of six consecutive months because of physical or mental illness or other physical or mental disability or incapacity, followed by the Company giving the Employee 30 days’ written notice of its intention to terminate the Employee’s employment hereunder by reason thereof and the Employee’s failure, because of physical or mental illness or other physical or mental disability or incapacity, to resume the full-time performance of the Employee’s duties hereunder within such 30 day period and thereafter to perform the same for a period of two consecutive months.

                    “Governmental Authority” means any court, government (or governmental or political subdivision thereof) or governmental department, commission, agency, body, instrumentality or authority.

                    “Letter Agreement” means the letter agreement dated November 1, 2002 among the Company, DP&L and the Employee relating to certain severance payments which could be payable to the Employee upon a Change of Control (as defined therein).]

                    “Person” means any individual, corporation, association, partnership, firm, limited liability company, trust or other entity or enterprise or any Governmental Authority.

          Section 13.  General Provisions.

                    (a)     No failure or delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right.  No right or remedy herein conferred upon or reserved to either party is intended to be exclusive of any other right or remedy and all such rights and remedies shall be cumulative.

                    (b)     Any amendment to this Agreement or any waiver of rights or any consent hereunder shall not be operative unless it is in writing and signed by the party sought to be charged.

                    (c)     This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which shall constitute a single instrument.

                    (d)     This Agreement shall be binding upon, and inure to the benefit of, each party and its successors and assigns.  Notwithstanding the foregoing, this Agreement may not be assigned by the Employee without the prior written consent to the Company.  Each of the Affiliates of the Company shall be a third party beneficiary of this Agreement.

                    (e)     This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

                    (f)     The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Words used in this Agreement in the singular number shall include the plural, and vice versa, unless the context requires otherwise.  Words of gender used in this Agreement may be read as masculine, feminine or neuter as the context may require.  The terms “this Agreement,” “hereto,” “herein,” “hereby,” “hereunder,” “hereof” and similar expressions refer to this Agreement in its entirety and not to any particular provision or portion of this Agreement.  When a reference is made to Sections, such reference shall be to a Section of this Agreement, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

                    (g)     All notices, requests, demands or other communications to or upon the parties shall be in writing and shall be deemed to have been given or made, when (i) delivered personally, (ii) upon receipt after being sent by the use of a reputable courier service, (iii) sent by a facsimile transmission (which is confirmed) or (iv) upon receipt after being mailed by certified or registered mail, postage prepaid, addressed as follows:

If to the Company:	DPL Inc.
1065 Woodman Drive
Dayton, OH 45432
	Attention:	Stephen F. Koziar, Jr.,
Chief Executive Officer
	Facsimile No.:	(937) 259-7349

If to the Employee:	W. Steven Wolff
8017 Parkeast Court
Centerville, OH 45458

or to such other address as the person to whom notice is to be given may have previously furnished to the other party in writing in the manner set forth above.

                    (h)     The Employee acknowledges that the Company or its Affiliates may be irreparably injured by any breach of this Agreement; accordingly, the Company shall be entitled to seek specific performance and injunctive relief as remedies for any breach of this Agreement, in addition to all other remedies at law or in equity, and the Employee shall not raise the claim or defense that an adequate remedy at law exists.

                    (i)     If any provision hereof or the application of such provision to any party or any circumstances shall be held invalid or unenforceable to any extent, the remainder thereof and the application of such provision to other circumstances shall not be affected thereby and such provision shall be enforced to the greatest extent permitted by applicable law and such invalidity or unenforceability shall not affect the validity or enforceability of any other provision hereof.  Without limiting the generality of the foregoing, the parties agree that a court of competent jurisdiction making a determination of the invalidity or unenforceability of any provision of this Agreement shall have the power to reduce the scope, duration or area of any such provision, to delete specific words or phrases, or to replace any invalid or unenforceable provision in this Agreement with a provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision to the greatest extent permitted by applicable law, and this Agreement shall be enforceable as so modified.

                    (j)     This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio, without giving effect to the principles of conflict of laws thereof.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DPL INC.

By:	/s/ STEPHEN F. KOZIAR

Stephen F. Koziar, Jr. Chief Executive Officer

/s/ W. STEVEN WOLFF

W. STEVEN WOLFF

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